Exhibit 99.51

REPORT ON VOTING RESULTS

ANNUAL MEETING OF SHAREHOLDERS

HELD ON MAY 15, 2019

The Annual Meeting of shareholders of Theratechnologies was held on Wednesday, May 15, 2019 at 10:00 a.m., at Musée McCord located at 690 Sherbrooke Street West, Montreal, Québec, Canada. Four shareholders and/or proxy holders were present at the meeting, in person or by proxy, holding 50,326,691 common shares of Theratechnologies, representing approximately 65.44% of the total votes attached to all issued and outstanding shares of Theratechnologies as of the record date on April 12, 2019.

Election of Directors

All eight directors proposed for election at the Annual Meeting were elected on a vote by show of hands. All candidates were elected by a majority of the votes cast by shareholders present or represented by proxy at the meeting. The directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management for the election of directors were as follows:

	Votes For		Votes Withheld
	#	%	#	%
Sheila Frame	26,327,013	99.53	123,849	0.47
Gérald Lacoste	26,001,144	98.30	449,718	1.70
Gary Littlejohn	26,347,356	99.61	103,506	0.39
Dale Weil	26,326,615	99.53	124,247	0.47
Paul Pommier	26,212,977	99.10	237,885	0.90
Dawn Svoronos	26,262,580	99.29	188,282	0.71
Jean-Denis Talon	26,008,271	98.33	442,591	1.67
Luc Tanguay	26,350,717	99.62	100,145	0.38

Appointment of Auditors

The resolution to appoint KPMG LLP, chartered accountants, as Theratechnologies’ auditors to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration, was adopted on a vote by show of hands. The proxies received by management for the appointment of the auditors were as follows:

	Votes For		Votes Withheld
	#	%	#	%
Auditors	48,248,110	96.56	1,719,921	3.44

Resolution 2019-1 Approving the Shareholder Rights Plan

Resolution 2019-1 approving the renewal of the shareholder rights plan was passed on a vote by show of hands by a majority of the votes cast by the shareholders present or represented by proxy. The proxies received by management for the passing of resolution 2019-1 were as follows:

	Votes For		Votes Against		Votes Withheld
	#	%	#	%	#	%
Resolution 2019-1	26,284,850	99.37	78,915	0.30	87,097	0.33